October 3, 2006

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Novo Nordisk A/S

Dear Mr. Rosenberg:

     Thank you for your letter dated September 19, 2006, setting forth comments of staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Novo Nordisk A/S (the “Company”).

     We set forth below our response to the Staff’s comment. To facilitate the Staff’s review, we have reproduced the comment from the Staff’s letter in boldface text below.

      Certifications – Exhibit Nos. 12.1, 12.2 and 13.1

1. It appears that your certifications are not signed. Please file a full amendment to your Form 20-F that include certifications with signatures that comply with Rule 232.302 of Regulation S-T.

     We intend to file an amendment to our 2005 Form 20-F for the sole purpose of amending the certifications attached as Exhibits 12.1, 12.2 and 13.1 (the “Certifications”) to our 2005 Form 20-F to correct a clerical error as a result of which the Certifications filed with the SEC did not include the conformed signatures of the officers of the Company that had signed the Certifications. The officers in fact had signed the original Certifications and such signed Certifications have been on file with the Company since they were signed on January 26, 2006. Accordingly, the certifications attached as Exhibits 12.1, 12.2 and 13.1 to the amended 2005 Form 20-F will be updated to reflect the conformed signatures of the officers.

     We are providing supplementally herewith copies of the original physically signed Certifications to the Staff.

     In providing the above response, and in response to the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this matter, please feel free to call the undersigned at +45 4442 7974 or our outside U.S. counsel, Nicholas A. Kronfeld of Davis Polk & Wardwell at (212) 450-4950.

Very truly yours,

/s/ Jesper Brandgaard

[Jesper Brandgaard]
[Chief Financial Officer]

Exhibit 12.1

26 January 2006

Certification on the effectiveness of disclosure controls and procedures in Form 20-F for 2005

In the Form 20-F for 2005 I have certified that:
1.	I have reviewed this annual report on Form 20-F of Novo Nordisk;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 26 January 2006

/s/ Lars Rebien Sørensen

[Lars Rebien Sørensen]
[President and CEO]

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:
	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com
	Denmark		CVR Number:
24 25 67 90

Exhibit 12.2

26 January 2006

Certification on the effectiveness of disclosure controls and procedures in Form 20-F for 2005

In the Form 20-F for 2005 I have certified that:

1.	I have reviewed this annual report on Form 20-F of Novo Nordisk;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 26 January 2006

/s/ Jesper Brandgaard

[Jesper Brandgaard]
[Chief Financial Officer]

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:
	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com
	Denmark		CVR Number:
24 25 67 90

Exhibit 13.1

26 January 2006

CERTIFICATION OF LARS REBIEN SØRENSEN, CHIEF EXECUTIVE OFFICER OF NOVO NORDISK A/S, AND JESPER BRANDGAARD, CHIEF FINANCIAL OFFICER OF NOVO NORDISK A/S, PURSUANT TO SECTION 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Novo Nordisk A/S (the "Company") on Form 20-F for the period ending December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Lars Rebien Sørensen	/s/ Jesper Brandgaard

[Lars Rebien Sørensen]	[Jesper Brandgaard]
[President and CEO]	[Chief Financial Officer]

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR number:
	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24 25 67 90
Denmark